SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision to Acquire Treasury Shares

	1. Estimated number of shares to be acquired	715,985 common shares
	2. Estimated total amount of acquisition (KRW)	27,100,032,250
	3. Period of acquisition	From February 8, 2024 to May 7, 2024
	4. Expected holding period	-
	5. Purpose of acquisition	Acquisition and retirement of treasury shares to enhance shareholder value
	6. Method of acquisition	On-exchange acquisition
	7. Intermediary agent	Shinhan Securities Co.,Ltd.
	8. Number of treasury shares before acquisition	11,447,338 (4.44% of total outstanding shares)
	9. Date of resolution	February 7, 2024
-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0
	10. Limit of share purchase per day (shares)	168,424
	11. Additional Details Relevant to Investment Consideration

- KRW 27.1 billion of treasury stocks are to be acquired and fully retired, to enhance shareholder value aligning with the mid-term shareholder return policy.

Mid-term shareholder return policy: From FY2023 to FY2025, 50% of the adjusted standalone basis net profit will be distributed as cash dividends (at least at the level of dividends per share for the FY2022) and share buyback/retirements

- Item 1 above is calculated based on Item 2 above and the closing price (KRW 37,850) of the Company’s shares on the February 6, 2024, which is the day before the resolution by the Board of Directors. The number of shares to be acquired and total amount of acquisition may change pursuant to changes in the Company’s share price.

- Item 2 above is based on the acquisition amount resolved by the Board of Directors on the current day.

- Regarding Items 4 and 5, all acquired treasury stocks will be fully retired after acquisition.